OMB APPROVAL
OMB Number: 3235-0058

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC FILE NUMBER: 1-7567
CUSIP NUMBER:

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K   ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR

For Period Ended: September 26, 2008
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_________________________________________________________________________________

PART I -- REGISTRANT INFORMATION

URS Corporation
Full Name of Registrant
________________________________________________________________________________ Former Name if Applicable

600 Montgomery Street, 26th floor, Address of Principal Executive Office (Street and Number)

San Francisco, California 94111-2728
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

We were unable to file our Form 10-Q timely as of November 5, 2008 due to a number of unexpected issues that affected our internal submission process, including the unexpected absence, due to a medical emergency, of our senior officer responsible for SEC filings and unexpected problems with third party software.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Reed N. Brimhall (Name)	(415) (Area Code)	774-2700 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Changes in results of operations are reflected in our Form 10-Q for the period ended September 26, 2008, which was filed with the SEC on November 6, 2008.

URS Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Company Name

Dated: November 6, 2008	By:	/s/ Reed N. Brimhall

Vice President, Controller and ChiefAccounting Officer